Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Managers’ Briefing Pack Creating Europe’s leading broadband communications company February 2013

2 What we’ve announced today Liberty Global and Virgin Media have entered into an agreement to create the world’s leading broadband communications company New company will be called Liberty Global PLC and listed on NASDAQ But we will continue to be known and operate as Virgin Media We’ll make up about 36% of the new company

3 Who is Liberty Global? Liberty Global is already one of the world’s leading international cable businesses with operations in 13 countries – with over 90% of its business in Europe History dating back to 20 years ago Liberty’s operating companies are typically managed as stand alone businesses within their respective countries with brands like UPC, UPC Business, Chellomedia, Unitymedia, Kabel BW, Telenet and VTR Liberty has around 20 million customers world-wide Over 21,000 employees

4 Why we’ve done the deal A powerful combination which will allow us to: Take advantage of our complementary strengths across our product suite Drive growth through continued revenue & OCF growth from untapped customer base Generate significant free cash flow and create greater shareholder returns Realise greater economies of scale and synergies

5 What are the financials of the deal A new UK holding company will acquire Virgin Media Each VM shareholder will get, for each share, $17.50 in cash and shares in the new company Implies a Viper share price of $47.87 and a Viper enterprise value of approx $23.3 billion Valuation is a reflection of our success in transforming VM and re-shaping the UK’s digital market Significant increases in VM share price for our investors and our people who are shareholders

6 The sum is greater than the parts This deal leverages the potential of two complementary businesses with different strengths Strong potential to upsell to customers (Millions) Virgin Media Liberty Global Combined Homes passed 34 13 47 Customers 20 5 25 Cable RGUs 35 12 47 -Video 18 4 22 -Broadband 9 4 13 -Voice 7 4 11 Mobile 1 3 4 Statistics as of December 31, 2012 based on each entities subscriber counting policies. Total customers excludes mobile-only customers. Virgin Media statistics exclude non-cable customers and RGUs.

7 What the deal means for you You still work for a Virgin company Limited overlap of operations: headcount reductions not a major driver of the deal But we do expect impact on some corporate roles which Lynx will address after the completion of the deal The new company may present additional opportunities as part of a larger group No immediate change in Terms and conditions Benefits Contract of employment Pensions Sharesave For now, it’s business as usual We must all remain focused on delivery of our six strategic priorities for 2013 For more information visit Home and look at the Q&A

8 What happens next? We will be working to complete the deal Anticipate three to four months of activity while both companies seek approval from regulators and investors Neil Berkett and Eamonn O’Hare will focus on this while Andrew Barron runs day to day operations Restrictions on contact with Liberty The deal’s not done until completion and, until then, you should continue to treat Liberty and its people like any other business

9 We have a great future Thanks for all your continued hard work We are committed to communicating as openly and regularly as possible with you Stay focused on delivery of our plan 2013 is a very exciting year for Virgin Media and our customers Longer term, Virgin Media will remain the most dynamic operator in the UK and continue to aggressively re-shape the market in the best traditions of the Virgin brand

Some legal notes…

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2011, or the 2011 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 21, 2012 and on Form 10-Q as filed with the SEC on October 31, 2012. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.